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                                                                                                       OMB APPROVAL
                                UNITED STATES                                              OMB Number               3235-0145
                      SECURITIES AND EXCHANGE COMMISSION                                   Expires:          October 31, 1994
                           WASHINGTON, D.C.  20549                                         Estimated average burden
                                                                                           hours per response . . . . . 14.90
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                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                              GENEVA STEEL COMPANY
                   -----------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
                                  No par value
                   -----------------------------------------
                         (Title of Class of Securities)


                                  372252-10-6
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 5 Pages
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CUSIP No. 372252-10-6                              13G                                                  Page 2 of 5 Pages


   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert J. Grow


   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]

   3      SEC USE ONLY


   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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
                         5      SOLE VOTING POWER

     NUMBER OF                  929,632

      SHARES
                         6      SHARED VOTING POWER
   BENEFICIALLY
                                15,500**
     OWNED BY

      EACH               7      SOLE DISPOSITIVE POWER

    REPORTING                   929,632

     PERSON
                         8      SHARED DISPOSITIVE POWER
      WITH
                                15,500**
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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          945,132**


  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.7%


  12      TYPE OF REPORTING PERSON*

          IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

                     **See Item 4.

                               Page 2 of 5 Pages
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ITEM 1.

    (a)    Name of Issuer:  Geneva Steel Company (the "Company").

    (b)    Address of Principal Executive Offices:  10 South Geneva Road,
                                                    Vineyard, Utah 84058.

ITEM 2.

    (a)    Name of Person Filing:  Robert J. Grow

    (b)    Address of Principal Business Office:  10 South Geneva Road,
                                                  Vineyard, Utah 84058.

    (c)    Citizenship:  Mr. Grow is a United States citizen.

    (d)    Title of Class of Securities:  Class A Common Stock, no par value.

    (e)    CUSIP Number:  372252-10-6.

ITEM 3.

    This Schedule 13G is not filed pursuant to Rule 13d-1(b) or 13d-2(b).

ITEM 4.    OWNERSHIP

    As of December 31, 1994, Mr. Grow was the beneficial owner of 929,632 shares of the Company's Class A Common Stock. In addition, the spouse of Mr. Grow owned, as of such date, 15,500 shares of Class A Common Stock which may be deemed to be beneficially owned by him. Mr. Grow disclaims beneficial ownership of the shares owned by his spouse. If the shares owned by Mr. Grow's spouse are included with the shares beneficially owned by him (a total of 945,132 shares), all such shares represented 6.7% of the outstanding Class A Common Stock as determined by Rule 13d-3 under the Securities Exchange Act of 1934. Mr. Grow beneficially held all shares, other than the shares owned by his spouse, individually with sole voting and investment power. Mr. Grow may be deemed to have shared voting and investment power with respect to the shares owned by his spouse.

    The number of shares beneficially owned by Mr. Grow reported above includes 885,532 shares of Class A Common Stock that Mr. Grow had the right to acquire upon the conversion of 8,855,319 shares of the Company's Class B Common Stock at the rate of ten shares of Class B Common Stock for one share of Class A Common Stock, and 39,000 shares of Class A Common Stock that Mr. Grow had the right to acquire upon the exercise of presently exercisable options.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    Not applicable.





                               Page 3 of 5 Pages
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ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

    Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

    Not applicable.


ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    Not applicable.


ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

    Not applicable.


ITEM 10.  CERTIFICATION

    Not applicable.





                                  Page 4 of 5

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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   DATED:   February 10, 1995

                                                   ROBERT J. GROW



                                                   By /s/ ROBERT J. GROW
                                                          Robert J. Grow





                               Page 5 of 5 Pages